40-33

10000619

PACIFIC SELECT FUND

ROBIN S. YONIS
Vice President
General Counsel
Phone: (949) 219-6767
Fax: (949) 719-0804
Robin.Yonis@PacificLife.com

September 27, 2010

SEC MAIL PROCESSING
RECEIVED
SEP 28 2010
WASH, D.C.
193
SECTION

BY COURIER OR OVERNIGHT DELIVERY

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Civil Action Document Filed with Respect to Pacific Select Fund (File No. 811-5141

Dear Sirs:

Enclosed for filing on behalf of the registered investment company captioned above, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the Order Granting In Part and Denying In Part Defendants Motion to Dismiss, dated September 20, 2010, in *Pacific Select Fund v. The Bank of New York Mellon and BNY Mellon, N.A.*, (U.S.D.C., C.D. Cal.) (Case No. SACV10-00198 DOC (ANx)).

Please acknowledge receipt of this filing by date stamping the enclosed copy of this letter and returning it in the envelope provided. Thank you.

Sincerely,

Enclosures

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

CIVIL MINUTES – GENERAL

Case No. SACV 10-198-JST (ANx) Date: September 20, 2010
Title: PACIFIC SELECT FUND v. THE BANK OF NEW YORK MELLON, et al.

Present: **Honorable JOSEPHINE STATON TUCKER, UNITED STATES DISTRICT JUDGE**

Ellen Matheson	N/A
Deputy Clerk	Court Reporter

ATTORNEYS PRESENT FOR PLAINTIFF: ATTORNEYS PRESENT FOR DEFENDANT:

Not Present Not Present

PROCEEDINGS: (IN CHAMBERS) ORDER GRANTING IN PART AND DENYING IN PART DEFENDANT'S MOTION TO DISMISS (Doc. 15)

In a case involving alleged tortious breaches of contract, The Bank of New York Mellon (together with BNY Mellon, N.A. "Defendant") moves to dismiss the Complaint filed by Plaintiff Pacific Select Fund. Having reviewed the briefs, heard parties' oral arguments, and taken the matter under submission, the Court GRANTS in part and DENIES in part Defendant's Motion to Dismiss, and GRANTS Plaintiff leave to amend the Complaint.

I. Background

The following summarizes the substance of the allegations contained in Plaintiff's Complaint. In June 2007, Plaintiff and Defendant executed a Third Party Securities Lending Authorization Agreement ("SLA"). (Compl. ¶ 4.) Under the SLA, Defendant agreed to act as Plaintiff's lending agent and establish, manage, and administer a Securities Lending Program ("SLP") with respect to the lendable securities of Plaintiff's portfolios. (*Id.*)

Pursuant to the SLA, Defendant loaned Plaintiff's securities to third-party borrowers in return for cash collateral. (*Id.* ¶ 5.) Defendant then invested the cash collateral under the SLP in the Mellon GSL DBT II Collateral Fund ("Collateral Fund") for Plaintiff's benefit. (*Id.*) From January 2007 to October 2008,

Defendant invested approximately $6 billion of Plaintiff's cash collateral. (*Id.* ¶ 52.) By the end of September 2008, the cash collateral attributable to Plaintiff made up approximately 26% of the total comingled funds in the Collateral Fund. (*Id.* ¶ 44.) Defendant invested in various instruments, including structured investment vehicles ("SIVs"). (*Id.* ¶ 5.)

Sigma Finance Corporation ("Sigma") was one such SIV, and Defendant's investment in Sigma forms the basis of this action. At its peak during the summer of 2007, Sigma had almost $60 billion in assets and was the largest SIV in the world. (*Id.* ¶ 58.) Defendant invested nearly $100 million of Plaintiff's cash collateral in medium-term notes issued by Sigma. (*Id.* ¶ 54.) By October 6, 2008, however, Sigma was in receivership, leaving approximately $1.9 billion of security for approximately $6.2 billion of outstanding medium-term notes and other secured debt. (*Id.* ¶ 22.) Defendant has acknowledged a loss of $324.1 million in the Collateral Fund on Sigma securities. (*Id.* ¶¶ 23, 109, 112.) Plaintiff estimates its pro-rata share of these losses at $81.1 million. (*Id.* ¶¶ 109, 112.) The events that unfolded between January 2007 and October 6, 2008, comprise the subject matter of this case.

Plaintiff asserts ten separate claims against Defendant: (1) fraudulent misrepresentation, (2) negligent misrepresentation regarding the in-kind redemption restriction, (3) breach of the SLA, (4) breach of the $20 million negative earnings guarantee, (5) breach of covenant of good faith and fair dealing, (6) breach of fiduciary duty, (7) constructive fraud, (8) professional negligence, (9) negligent misrepresentation regarding riskiness of the SIV investments and Defendant's oversight, and (10) unfair, deceptive and unlawful business practice in violation of the California Unfair Competition Law ("UCL"). Defendant moves to dismiss claims 1, 2, 6, 7, 8, 9, and 10 pursuant to Federal Rule of Civil Procedure 12(b)(6).

II. Legal Standard

A motion to dismiss under Federal Rule of Civil Procedure 12(b)(6) tests the legal sufficiency of the claims asserted in the complaint. *See Ashcroft v. Iqbal*, --- U.S. ---, 129 S. Ct. 1937, 1949-50 (2009). Rule 12(b)(6) is read in conjunction with Federal Rule of Civil Procedure Rule 8(a), which requires only a short and plain statement of the claim showing that the pleader is entitled to relief. Fed. R. Civ. P. 8(a)(2). When evaluating a Rule 12(b)(6) motion, the district court must accept all material allegations in the complaint as true and construe them in the light most favorable to the non-moving party. *Moyo v. Gomez*, 32 F.3d 1382, 1384 (9th Cir. 1994).

To survive a motion to dismiss, a plaintiff must allege "enough facts to state a claim to relief that is plausible on its face." *Bell Atl. Corp. v. Twombly*, 550 U.S. 544, 570 (2007). "The plausibility standard is not akin to a 'probability requirement,' but it asks for more than a sheer possibility that a defendant has acted unlawfully." *Iqbal*, 129 S.Ct. at 1949 (quoting *Twombly*, 550 U.S. at 556). To be clear, the issue on a motion to dismiss for failure to state a claim "is not whether the [claimant] will ultimately prevail, but whether the claimant is entitled to offer evidence to support the claims" asserted. *Gilligan v. Jamco Dev. Corp.*, 108 F.3d 246, 249 (9th Cir. 1997) (quoting *Scheuer v. Rhodes*, 416, U.S. 232, 236 (1974). However, "[a]lthough for the purposes of a motion to dismiss we must take all of the factual allegations in the complaint as true, we 'are not bound to accept as true a legal conclusion couched as a factual allegation.'" *Iqbal*, 129 S. Ct. at 1949-50 (quoting *Twombly*, 550 U.S. at 555).

For fraud claims, a heightened pleading standard applies under Federal Rule of Civil Procedure 9(b). *Kearns v. Ford Motor Co.*, 567 F.3d 1120, 1124 (9th Cir. 2009); *see* Fed. R. Civ. P. 9(b)("In alleging fraud or mistake, a party must state with particularity the circumstances constituting fraud or mistake. Malice, intent, knowledge, and other conditions of a person's mind may be alleged generally."). Under Rule 9(b), a plaintiff "must state the time, place, and specific content of the false representations as well as the identities of the parties to the misrepresentation." *Schreiber Distrib. Co. v. ServWell Furniture Co.*, 806 F.2d 1393, 1401 (9th Cir. 1986); *see Vess v. Ciba-Geigy Corp. USA*, 317 F.3d 1097, 1106 (9th Cir. 2003)("Averments of fraud must be accompanied by 'the who, what, when, where, and how' of the misconduct charged.") (quoting *Cooper v. Pickett*, 137 F.3d 616, 627 (9th Cir. 1997)).

The district court should grant the plaintiff leave to amend if the complaint can possibly be cured by additional factual allegations. *Doe v. United States*, 58 F.3d 494, 497 (9th Cir. 1995). However, dismissal with prejudice is appropriate if amendment would be "futile." *Reddy v. Litton Indus., Inc.*, 912 F.2d 291, 296 (9th Cir. 1990).

III. Discussion

The Court analyzes Plaintiff's claims as follows: (1) fraud and misrepresentation (1, 2, 7, 9), (2) breach of fiduciary duty and professional negligence (6 and 8); and (3) the UCL claim (10).

A. Fraud and Misrepresentation (Claims 1, 2, 7, 9)

Defendant argues that the economic loss rule ("ELR") precludes all of Plaintiff's tort claims, including fraud and negligent misrepresentation (Def. Mot. at 7-13), and that the fraudulent and negligent misrepresentation claims specifically should be dismissed because Plaintiff fails to allege (1) with specificity a false representation of fact and (2) legal causation (Def. Mot. at 13-17).

1. The ELR Bars Plaintiff's Fraud and Misrepresentation Claims

"The ELR requires a [plaintiff] to recover in contract for purely economic loss due to disappointed expectations, *unless he can demonstrate harm above and beyond a broken contractual promise.*" *Robinson Helicopter Co., Inc. v. Dana Corp.*, 102 P.3d 268, 272 (Cal. 2004) (emphasis added). The main purpose of the ELR is to "prevent[] the law of contract and the law of tort from dissolving one into the other." *Id.* at 273 (quoting *Rich Products Corp. v. Kemutec, Inc.*, 66 F.

Supp. 2d 937, 969 (E.D Wis. 1999)). By generally precluding tort claims for contract breaches, the ELR encourages parties to "negotiate the risk of loss occasioned by a breach." *Id.* at 275.

In *Robinson Helicopter*, a manufacturer of helicopters sued its clutch supplier in California state court for providing faulty clutches and thereafter falsely certifying their compliance with Robinson's specifications.[1] *Id.* at 270-71. This ultimately led to increased incidents of clutch failure for Robinson's clients and a costly recall. *Id.* at 271. A jury awarded Robinson compensatory damages for the supplier's breach of contract and punitive damages for its fraudulent misrepresentations. *Id.* at 272. The California Court of Appeal affirmed the judgment for contract damages but, applying the ELR, held that, because Robinson suffered only economic losses, it could not recover in tort. *Id.* The California Supreme Court reversed, holding that the "tortious conduct was separate from the [contract] breach itself . . .[and] exposed Robinson to liability for personal damages if a helicopter crashed and to disciplinary action by the [Federal Aviation Administration]." *Id.* at 274. The court made clear that its holding was "limited to a defendant's affirmative misrepresentations on which a plaintiff relies *and which exposes a plaintiff to a liability for personal damages independent of the plaintiff's economic loss*." *Id.* at 276 (emphasis added).

Applying *Robinson Helicopter* to this case, the ELR bars Plaintiff's fraud and misrepresentation claims because Plaintiff does not allege a "harm above and beyond a broken contractual promise," *id.* at 272, or show that Plaintiff's reliance on Defendant's alleged misrepresentations exposed it to liability for personal damages independent of its economic loss. *See id.* at 276. Although Plaintiff argues that it sustained "exponentially greater losses precisely because [it] was induced into remaining in the Collateral Fund beyond January 2008 by

[1] "Robinson's misrepresentation and fraud claims were based on (1) [defendant's] provision of false certificates of conformance, (2) [defendant's] failure to provide the serial numbers of affected clutches until five months after the clutches failed, and (3) Robinson's claim that [defendant's] employee redacted reference to the hardness of the clutches on a list of products requested by Robinson." *Robinson Helicopter*, 102 P.3d at 274.

[Defendant's] misrepresentations about its redemption policy," (Pl.'s Opp. to Mot. to Dis. at 11; *see* Compl. ¶¶ 127-28), this is not enough to bypass the ELR. The SLA specifically provided that Defendant would be liable for contract damages that "result from [Defendant's] negligence, willful misconduct, recklessness, bad faith, malfeasance or misfeasance in its administration of the [SLP] . . . ." (Compl. ¶ 6.) Plaintiff acknowledges this fact in its breach of contract claims, which are based on Defendant's alleged negligence and recklessness. For example, Plaintiff alleges that Defendant breached the SLA by "misrepresenting in bad faith to [Plaintiff] that the in-kind redemption restriction applied to all participants in the Collateral Fund when they knew that it did not . . . ." (*Id.* ¶ 149 "Breach of Contract.") In advancing its fraud and misrepresentation claims, Plaintiff re-alleges this same conduct, but fails to show how it has suffered, if at all, anything but contract damages or why its alleged injury is anything more than breach of contract. (*See, e.g., id.* ¶¶ 117-28, 130-41, 175, 180-84, 187.) As another district court noted:

> In this case, sophisticated parties reached a bargain that expressly allocates the risk of misrepresentations – including fraudulent misrepresentations. To effect the allocation, the parties contracted as to the misrepresentations' effects. Thus, even if a *Robinson Helicopter*-like tort duty could be implied against [Defendant], the parties contracted around such a result.

United Guar. Mortg. Indem. Co. v. Countrywide Fin. Corp., 660 F. Supp. 2d 1163, 1185-86 (C.D. Cal 2009). Without a sufficient showing of harm above and beyond a contract breach, Plaintiff's fraud and misrepresentation claims are barred by the ELR.[2]

[2] Plaintiff's fraud and misrepresentation claims do not qualify for an exception to the ELR. There are generally four limited exceptions, none of which Plaintiff alleges here: (1) breach of a duty that directly causes physical injury, (2) breach of the covenant of good faith and fair dealing in insurance contracts, (3) wrongful discharge in violation of fundamental public policy, and (4) fraudulent inducement. *Robinson Helicopter*, 102 P.3d at 273.

For the aforementioned reasons, the Court GRANTS Defendant's Motion to Dismiss Plaintiff's fraud and misrepresentation claims.

2. Plaintiff Fails to Allege Legal Causation for its Misrepresentation Claims

Plaintiff fails to allege legal, or proximate, causation for its fraudulent and negligent misrepresentations claims. In considering proximate cause, California courts look to the Restatement Second of Torts for guidance. *See OCM Principal Opportunities Fund v. CIBC World Mkts. Corp.*, 68 Cal. Rptr. 3d 828, 871 (Ct. App. 2007); *Osborn v. Irwin Mem'l Blood Bank*, 5 Cal. App. 4th 234, 251 (Ct. App. 1992). The Restatement makes clear that a misrepresentation is "a legal cause of a pecuniary loss resulting from action or inaction in reliance upon it if, but only if, the loss might reasonably be expected to result from the reliance." Restatement (Second) of Torts § 548A (1977).

The Restatement's comments clarify the application of this rule. For example:

> [O]ne who misrepresents the financial condition of a corporation in order to sell its stock will become liable to a purchaser who relies upon the misinformation for the loss that he sustains when the facts as to the finances of the corporation become generally known and as a result the value of the shares is depreciated on the market, because that is the obviously foreseeable result of the facts misrepresented.

Id. § 548A cmt. b. In contrast, however, "there is no liability when the value of the stock goes down after the sale, not in any way because of the misrepresented financial condition, but as a result of some subsequent event that has no connection with or relation to its financial condition." *Id.*

Here, Plaintiff's alleged losses were not the result of relying on Defendant's alleged misrepresentations, but were the result of Sigma's financial downfall.

(Compl. ¶¶ 22, 105-109.) Similar to the second example above, Sigma's decline occurred "not in any way because of" Defendant's misrepresentations, but rather "as a result of some subsequent event that has no connection with or relation to" Defendant's misrepresentations. While Defendant's misrepresentations may have been a "but for" cause of Plaintiff's loss, the ultimate, or legal, cause of Plaintiff's pecuniary loss, i.e. Sigma's downfall, was not the result of Plaintiff's reliance on the misrepresentation. Therefore, the Court GRANTS Defendant's Motion to Dismiss the misrepresentation claims for lack of legal causation.[3]

B. Breach of Fiduciary Duty and Professional Negligence (Claims 6 and 8)

"[A] breach of contract is tortious *only when some independent duty arising from tort law is violated.*" *Robinson Helicopter*, 102 P.3d at 274 (emphasis added). Here, Plaintiff alleges that Defendant owed and breached "fiduciary duties," (Compl. ¶ 174 "Breach of Fiduciary Duty,") and "duties to perform its services with the care, skill, prudence and diligence that would be expected of a professional securities lending agent or other professional entrusted with the management and control of another's property." (*Id.* ¶ 186 "Professional Negligence.") Defendant moves to dismiss these claims because they are based on

[3] Although Plaintiff's fraudulent and negligent misrepresentation claims fail due to the ELR and lack of legal causation, because it has granted leave to amend, the Court notes that the claims are pled with sufficient particularity. Under Rule 9(b), a Plaintiff "must state the time, place, and specific content of the false representations as well as the identities of the parties to the misrepresentation." *Schreiber Distrib..Co. v. ServWell Furniture Co.*, 806 F.2d 1393, 1401 (9th Cir. 1986). As a practical matter, "the requirements of Rule 9(b) are designed to prohibit a plaintiff from unilaterally imposing upon the court, the parties and society enormous social and economic costs absent some factual basis." *Semegen v. Weidner*, 780 F.2d 727, 731 (9th Cir. 1985). Here, Plaintiff provides a sufficient factual basis for its misrepresentation claims. Plaintiff provides the identities of the three Defendant officers who allegedly made the misrepresentations – Bob Fort (Compl. ¶¶ 69-73, 117), Kathy Rulong (*id.* ¶ 74), and David Tant (*id.*) – and, likewise, the content of those misrepresentations (*id.* ¶¶ 68-75.) Although Plaintiff does not provide the place of those conversations, Plaintiff does provide specific dates – December 17, 2007 and January 15, 2008 – when they took place. (*Id.* ¶¶ 117, 123.)

the same conduct alleged in the breach of contract claims and are therefore barred by the ELR. (Def. Mot. at 8-9).

Defendant's motion provides no authority establishing that the ELR bars a breach of fiduciary duty or professional negligence claim. Indeed, when analyzing Arizona state law, the Ninth Circuit held that the ELR did not bar a breach of fiduciary duty claim because (1) Arizona courts had allowed "a partner to recover (or at least pursue) solely pecuniary damages from another partner that breached his or her fiduciary duty to the partnership," and (2) there was a "lack of any indication that Arizona state courts [were] inclined to expand their application of the [ELR] . . . ." *In re Gosnell Dev. Corp. of Ariz.*, 331 Fed. App. 440, 441-42 (9th Cir. 2009). California courts have similarly held that, in a partnership context, a breach of fiduciary duty claim "can[not] be contracted away," and that a limited partner can pursue both a breach of fiduciary duty and breach of contract claim for pecuniary damages against a general partner who has breached his or her fiduciary duty to the partnership. *See BT-I v. Equitable Life Assurance Soc'y of the U.S.*, 75 Cal. App. 4th, 1406, 1411 (Ct. App. 1999) (holding that a "limited partnership agreement could not abrogate [a general partner's] fiduciary duty not to engage in self dealing"). California state courts also have not given any indication of expanding the ELR to prohibit breach of fiduciary duty or professional negligence claims.

In this case, Plaintiff alleges that Defendant breached its fiduciary duties and committed professional negligence. Absent any authority holding otherwise, this is sufficient to overcome a motion to dismiss. Therefore, Defendant's Motion to Dismiss Plaintiff's claims for breach of fiduciary duty and professional negligence is DENIED.

C. <u>UCL Claim</u>

Finally, Defendant moves to dismiss Plaintiff's claim under California's Unfair Competition Law, California Business and Professions Code §§ 17200-210 ("UCL"). The UCL separately prohibits any business practices that are (1) unlawful, (2) unfair, or (3) fraudulent. Cal. Bus. & Prof. Code § 17200. While "[a] common law violation such as breach of contract is insufficient" to state a UCL claim, *Shroyer v. New Cingular Wireless Servs., Inc.*, 606 F.3d 658, 666 (9th Cir. 2010), Plaintiff's breach of fiduciary duty and professional negligence claims are sufficient predicates for a UCL claim. *See, e.g., Lucero v. Diversified Inv., Inc.*, 2010 WL 3463607, at *6 (S.D. Cal. 2010) (dismissing every claim except for the breach of fiduciary duty and [UCL] claims); *Maxwell v. Union Fid. Mortg., Inc.*, 2009 WL 426189, at *6 (E.D. Cal. 2009) (denying defendant's motion to dismiss plaintiff's UCL claim because a breach of fiduciary duty adequately forms the predicate for a UCL claim). Therefore, Defendant's Motion to Dismiss Plaintiff's UCL claim is DENIED.

IV. Conclusion

For the aforementioned reasons, the Court GRANTS Defendant's Motion to Dismiss Plaintiff's claims for fraudulent misrepresentation, negligent misrepresentation, and constructive fraud, DENIES Defendant's Motion to Dismiss Plaintiff's claims for breach of fiduciary duty, professional negligence, and violation of the California Unfair Competition Law, and GRANTS Plaintiff leave to amend the Complaint.

Initials of Preparer: enm